UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Power3 Medical Products, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

73836A 10 3
(CUSIP Number)

Steven B. Rash
President and Chief Executive Officer
Power3 Medical Products, Inc.
3400 Research Forest Drive, Suite B2-3
The Woodlands, Texas 77381
(281)466-1600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy To:
Clayton E. Parker, Esq.
Kirkpatrick & Lockhart Preston Gates Ellis llp
201 South Biscayne Boulevard, 20th Floor
Miami, Florida 33131

April 2, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

SCHEDULE 13D

1	NAME OF REPORTING PERSONS. IRS IDENTIFICATION NO. NeoGenomics, Inc. 74-2897368
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	SOLE VOTING POWER 18,426,072(1)
SHARED VOTING POWER 0
SOLE DISPOSITIVE POWER 18,426,072(1)
SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,426,072(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20%(2)
14	TYPE OF REPORTING PERSON CO

1 Represents shares which NeoGenomics has the right to acquire under the First Option (as described below), which is currently exercisable.

2 The total number of issued and outstanding shares of Common Stock used to calculate this percentage is the sum of (i) the total number of shares of Common Stock issued and outstanding on September 30, 2006, (ii) the number of shares of Common Stock issuable upon conversion of the Issuer’s debenture held by the Reporting Person and (iii) the number of shares of Common Stock underlying an option granted by the Issuer to the Reporting Person.

Item 1. Security and Issuer.

This statement relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Power3 Medical Products, Inc., a New York corporation (the “Issuer”). The principal executive office of the Issuer is located at 3400 Research Forest Drive, Suite B2-3, The Woodlands, Texas 77381.

Item 2. Identity and Background.

(a)-(c); (f). This statement is being filed by NeoGenomics, Inc. (“NeoGenomics”; sometimes referred to herein as the “Reporting Person”).

NeoGenomics’ principal business is the operation of cancer-focused testing laboratories in the genetic and molecular testing segment of the medical laboratory industry. The business address of the Reporting Person is 12701 Commonwealth Drive, Suite 9, Fort Myers, Florida 33913.

(d) and (e). During the last five years, NeoGenomics has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to a letter agreement dated as of April 2, 2007 (the “Agreement”) (a copy of which is incorporated by reference as Exhibit 1) NeoGenomics (1) agreed to purchase a debenture from the Issuer in the principal amount of $200,000, which is convertible into shares of Common Stock at a conversion price of $0.20 per share, subject to adjustments, and (2) acquired options to acquire additional shares of convertible preferred stock which, if exercised, will be convertible into Common Stock of the Issuer. The convertible debenture is being acquired using working capital of NeoGenomics. The exercise price for the options will be paid using a combination of (1) working capital of NeoGenomics and (2) NeoGenomics common stock.

At the closing of the sale of the convertible debenture, the Issuer will issue two options to NeoGenomics as consideration for purchase of the debenture and formation of a joint venture. The first option (the “First Option”) entitles NeoGenomics to purchase voting convertible preferred stock of the Company that is convertible into shares of Common Stock equal initially to a maximum of 20% of the Issuer’s voting Common Stock. The purchase price for the preferred stock and initial conversion price per share for the preferred stock shall be the lesser of (1) $0.20 per share or (2) $20 million divided by the Issuer’s fully-diluted shares outstanding of the date of purchase or conversion.

The second option (the “Second Option”), exercisable only if and after the First Option has been fully exercised (and therefore not included herein as beneficially owned), entitles NeoGenomics to purchase voting convertible preferred stock that is convertible into shares of Common Stock to increase its ownership of the Issuer’s voting Common Stock to a maximum of 60%. The purchase price and initial conversion price shall, to the extent such Second Option is exercised within the first six months of the First Option expiration date, be the lesser of (1) $0.40 per share or (2) $40 million divided by the Issuer’s fully-diluted shares outstanding of the date of purchase or conversion. The purchase price and initial conversion price shall, to the extent such Second Option is exercised after six months but within twelve months of the First Option expiration date, be the lesser of (1) $0.50 per share or (2) $50 million divided by the Issuer’s fully-diluted shares outstanding of the date of purchase or conversion.

Item 4. Purpose of Transaction.

The Reporting Person entered into the Agreement and will consummate the transactions contemplated thereby for the purpose of entering into a joint venture with the possibility of gaining a controlling interest in the Issuer upon the occurrence of certain events and in the discretion of the Reporting Person. The Reporting Person does not have a present intention of selling, granting any participation in, or otherwise distributing any acquired Common Stock.

The Issuer and the Reporting Person will enter into a Securities Purchase Agreement in connection with the purchase of the convertible debentures, pursuant to which the Reporting Person, if and so long as the Reporting Person owns at least 10% of the voting securities of the Issuer, will have the right to appoint one director to the board of directors of the Issuer.

Except as set forth above, the Reporting Person has no present plans or intentions which would result in or relate to any transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)-(b) As of the close of business on April 11, 2007, NeoGenomics currently does not own any shares of Common Stock. By reason of the Agreement, including the potential exercise of the options, conversion of the underlying preferred stock and conversion of the convertible debenture, NeoGenomics may be deemed to have beneficial ownership of, and sole dispositive power with respect to 18,426,072 shares of Common Stock (representing on an as converted basis) 20% of the 73,704,288 shares of Common Stock outstanding as of September 30, 2006, as reported in the Issuer’s Quarterly Report on Form 10-QSB for the quarter ended September 30, 2006 (the “Outstanding Shares”).

NeoGenomics currently does not have the right to vote any shares of Common Stock. By reason of the Agreement and upon conversion of the Debenture and exercise of the First Option, including the conversion of the underlying preferred stock, NeoGenomics would have the right to vote 18,426,072 shares, representing 20% of the Outstanding Shares of Common Stock on an as converted basis. Shares of Common Stock are entitled to one vote per share.

The amount listed on item 11 of this Schedule 13D as beneficially owned is the sum of (i) the shares of Common Stock which may be obtained upon conversion of the debenture and (ii) the shares of Common Stock which may be obtained upon full exercise of the First Option and the full conversion of the underlying preferred stock following such exercise.

(c) Except as described herein, during the past sixty days, the Reporting Person has not effected any transaction in or acquired any Common Stock.

(d) To the best of the Reporting Person’s knowledge, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any shares of Common Stock.

(e) Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1  Agreement with Power3 Medical Products, Inc. regarding the Formation of Joint Venture and Issuance of Convertible Debenture and Related Securities (incorporated by reference to Exhibit 10.14 to NeoGenomics’ annual report on Form 10-KSB for the year ended December 31, 2006).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each certifies that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2007	By:	/s/ Steven C. Jones
Steven C. Jones
Title: Acting Principal Financial Officer